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                                                                 Exhibit 2.2


                              AMENDMENT NUMBER ONE

            Amendment Number One, dated as of November 9, 1998, to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 3, 1998, between Phase II Acquisition Corp. ("Buyer") and TransDigm Holding Company (the "Company"). Any capitalized term used herein without definition shall have the meaning assigned thereto in the Merger Agreement.

            Buyer and the Company hereby agree to amend the Merger Agreement as follows:

            1. Amendment to Section 1.2. Section 1.2 is hereby amended to delete the phrase "will take place as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the condition set forth in 7.2.1" and to replace such phrase with "will take place on December 3, 1998."

            2. Amendment to Section 3.1(c). Section 3.1(c) is hereby amended by deleting Section 3.1(c) in its entirety and substituting the following:

            "(c) Each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than those to which Section 3.1(b) or
      Section 3.1(d) applies and other than any shares held by stockholders referred to in Section 3.1(g), shall be converted into and represent the right to receive an amount in cash (such amount in cash being referred to herein as the "Per Share Merger Consideration") equal to the quotient of
      (a) the Merger Consideration plus the Aggregate Exercise Proceeds plus the Option Rollover Amount, plus the Kelso Rollover Amount, minus the Transaction Costs divided by (b) the total number of Outstanding Shares.

            The following terms used in the definition of Per Share Merger Consideration shall have the following meanings:

            "Merger Consideration" means $330 million minus the Kelso Rollover Amount minus the Option Rollover Amount.

            "Aggregate Exercise Proceeds" means the aggregate exercise price payable upon exercise of the Options (as defined below in Section 3.1(e)) which are to be canceled pursuant to Section 3.1(e) hereof and all of the Warrants (as defined below in Section 3.1(f)).

            "Option Rollover Amount" means the gross value of the Options listed on Schedule 3.1(e).

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            "Kelso Rollover Amount" means (a) the quotient of the Odyssey Equity
      Investment Amount divided by .925 minus (b) the Odyssey Equity Investment Amount plus $5 million.

            "Transaction Costs" means the fees and expenses listed on Schedule 3.1(c).

            "Outstanding Shares" means 303,294.4 (the number of shares of common stock of the Company on a fully-diluted basis).

            "Odyssey Equity Investment Amount" shall equal $100.2 million.

            3. Amendment to Section 3.1(d). Section 3.1(d) is hereby amended by deleting Section 3.1(d) in its entirety and substituting the following:

            "(d) (i) A number of shares of Common Stock held by Kelso Investment Associates IV, L.P. ("KIA IV") and Kelso Equity Partners II, L.P. ("KEP II") equal to the quotient of the Kelso Rollover Amount divided by the Per Share Merger Consideration shall remain outstanding as shares of the Surviving Corporation (the "Rollover Shares") and shall not be entitled to receive any Per Share Merger Consideration. KIA IV (or an affiliate thereof) and KEP II will own 94.39% and 5.61%, respectively, of such Rollover Shares. All Rollover Shares shall be subject to the stockholders agreement referred to in Sections 7.3.5 and 7.4.10.

      (ii) A number of shares of KIA IV and KEP II equal to the quotient of $20.0 million divided by the Per Share Merger Consideration (the "Exchange Shares") shall be converted into and become senior pay-in-kind notes of the Surviving Corporation with the terms set forth in Exhibit A hereto plus a number of shares of Surviving Corporation Common Stock equal to 2% of the outstanding shares of the Surviving Corporation Common Stock as of the Effective Time, (calculated by taking into account only (a) outstanding shares of Surviving Corporation Common Stock as of the Effective Time, including those shares issued pursuant to this Section 3.1(d)(ii) (but excluding any shares or warrants of Surviving Corporation Common Stock that may be outstanding as of the Effective Time as a result of Section 6.12) and (b) the number of shares of Surviving Corporation Common Stock underlying the Options listed on Schedule 3.1(e)) and shall not be entitled to any Per Share Merger Consideration. KIA IV (or an affiliate thereof) and KEP II will own 94.39% and 5.61%, respectively, of such consideration. Such shares of Surviving Corporation Common Stock will be subject to the stockholders agreement referred to in Section 7.3.5 and 7.4.10."


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            4. Amendment to Section 3.2(b). Section 3.2(b) is hereby amended by deleting Section 3.2(b) in its entirety and substituting the following:

            "(b) Promptly after the Effective Time, Buyer shall cause the Disbursing Agent to send a notice and a letter of transmittal to each holder of certificates formerly evidencing (i) shares of Common Stock (other than certificates representing Rollover Shares, Exchange Shares, or shares of Common Stock to be canceled pursuant to Section 3.1(b) and certificates held by stockholders referred to in Section 3.1(g) (the "Dissenting Shares"), (ii) Options to be canceled pursuant to Section 3.1(e) and (iii) Warrants (collectively, the "Certificates") advising holders of such Certificates of the effectiveness of the Merger and the procedure for surrendering to the Disbursing Agent such Certificates for exchange into the Per Share Merger Consideration, the Option Cancellation Payment or the Warrant Cancellation Payment, as the case may be, plus, if applicable, each such holder's pro rata portion of the equity securities or interests referred to in Section 6.12, and that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery to the Disbursing Agent of the Certificates and a duly executed letter of transmittal and any other required documents of transfer. Each holder of the Certificates, upon surrender thereof to the Disbursing Agent together with such letter of transmittal (duly executed) and any other required documents of transfer, shall be entitled to receive in exchange therefor the Per Share Merger Consideration, the Option Cancellation Payment or the Warrant Cancellation Payment, as the case may be, plus, if applicable, such holder's pro rata portion of the equity securities or interests referred to in Section 6.12. Upon such surrender, the Disbursing Agent shall promptly deliver the merger consideration due hereunder (less any applicable withholding tax) in accordance with the instructions set forth in the related letter of transmittal, and the Certificates so surrendered shall promptly be canceled. Until surrendered, the Certificates (other than those evidencing Dissenting Shares) shall be deemed for all purposes to evidence only the right to receive the merger consideration due hereunder, or, in the case of Dissenting Shares, the fair value of such Dissenting Shares. No interest shall accrue or be paid on any cash payable upon the surrender of the Certificates (other than Dissenting Shares to the extent required by the DGCL)."

            5. Amendment to Section 5.4. Section 5.4 is hereby amended by deleting Section 5.4 in its entirety and substituting the following:

            "5.4 Financial Ability to Perform. Buyer has delivered to the Company complete and correct executed copies of letters, dated November 9, 1998, from BT Alex. Brown Incorporated and Credit Suisse First Boston Corporation (together, the


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      "Underwriters"), from Bankers Trust Company and from Odyssey Investment
      Partners Fund L.P. (the "Financing Letters") issued in connection with the financing of the transactions contemplated hereby (the "Financing"). Assuming satisfaction of all applicable conditions set forth in the Financing Letters and full funding thereunder, Buyer at the Closing Date shall be capitalized with an equity contribution in an amount equal to $100.2 million and such funds, together with the proceeds from the debt Financing, will provide sufficient funds to consummate the transactions contemplated hereby."

            6. Amendment to Section 6.2(b). Section 6.2(b) is hereby amended to delete the second sentence thereof in its entirety and to replace such sentence with the following:

      "The Buyer agrees that the 144A offering contemplated by the Financing Letters must be consummated prior to December 3, 1998 and that if any such offering is not consummated prior to such date, then the Buyer will be obligated on December 3, 1998 to exercise its rights under the Financing Letters with respect to the Underwriters' obligations to purchase the senior subordinated notes of TransDigm Inc. pursuant to the Financing Letters in substitution therefor pursuant to the terms thereof, subject to the conditions for such purchase set forth in the Financing Letters."

            7. Addition of Section 6.12. Section 6.12 is hereby added after
Section 6.11 to read as follows:

            "6.12 Agreement as to Warrants. In connection with the 144A offering of senior subordinated notes of TransDigm Inc. contemplated by the Financing Letters, the Company may issue warrants to purchase up to 6% of the Surviving Corporation Common Stock, (calculated to include only (a) outstanding shares of Surviving Corporation Common Stock as of the Effective Time, including the shares of Surviving Corporation Common Stock issued pursuant to Section 3.1(d)(ii) and the shares (or the shares underlying the warrants) issued pursuant to this Section 6.12, and (b) the number of shares of Surviving Corporation Common Stock underlying the Options listed on Schedule 3.1(e)). To the extent that the Underwriters are able to sell such notes pursuant to such 144A offering without issuing such warrants, then the Company agrees that the balance (up to such 6%) of such warrants (or, at Odyssey's election, the Surviving Corporation Common Stock underlying such warrants) shall be issued 50% to Odyssey and 50% to the existing equity holders of the Company as additional merger consideration. The warrants (or shares of Surviving Corporation Common Stock) that are issued to the existing equity holders of the Company as additional merger consideration pursuant to the preceding sentence shall be issued to a single entity or pursuant to a comparable arrangement which vests voting control in one person or entity and in no event shall such warrants


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      or shares be distributed to such equity holders at any time without the prior written consent of the Company and Odyssey. The economic interest of each existing equity holder of the Company in such warrants or shares shall be based on the number of shares of common stock held by each stockholder and the number of shares of common stock into which each option would be converted or for which each warrant would be exercised, in each case on a cashless basis, calculated immediately prior to the Effective Time. The warrants (or shares of Surviving Corporation Common Stock) issued pursuant to this Section 6.12 shall be subject to the stockholders agreement referred to in Sections 7.3.5 and 7.4.10."

            8. Amendment to Section 7.4.6. Section 7.4.6 is hereby amended by deleting Section 7.4.6 in its entirety and substituting the following:

                  "7.4.6 Financing. The debt funding contemplated by the Financing Letters shall have been obtained; it being understood that as of December 3, 1998 this condition shall only apply to the credit agreement financing and the obligation of the Underwriters to purchase the senior subordinated notes pursuant to the Financing Letters.

            9. Amendment to Section 8.3(c). Section 8.3(c) is hereby amended to insert after the phrase "compel specific performance under this Merger Agreement" the words "while this Merger Agreement remains in full force and effect and such party is not in willful breach of this Merger Agreement."

            10. Amendment to Schedule 3.1(e). Schedule 3.1(e) to the Merger Agreement is hereby amended to read as set forth on Exhibit B.

            11. Amendment to Schedule 4.3. Schedule 4.3 is hereby amended to delete the reference to "Salked & Co. 15,183.60" and replace such reference with "Salked & Co. 15,183.80."

            12. Amendment to Schedule 4.13. Schedule 4.13 to the Merger Agreement is hereby amended to add the following at the end thereof:

      "5. In September 1998, an action was brought against TransDigm by Metapoint Partners Fund-II L.P. ("Metapoint") in Massachusetts Superior Court. Metapoint alleges that TransDigm breached its August 8, 1997 Stock Purchase Agreement with Metapoint by failing to adequately investigate the presence of contamination at the Marathon Power Technologies Company facility in Waco, Texas. Metapoint seeks the release of $2 million held in escrow that is to fund remediation costs. In October 1998, TransDigm filed counterclaims against Metapoint and cross claims against the escrow agent


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            State Street Bank and Trust Company ("State Street"). An October 5,
            1998 Court Order compelled Metapoint to return to State Street funds that were wrongfully released from State Street's escrow account. The October 5, 1998 Court Order also compelled State Street to seek the return of wrongfully released escrow funds."

            13. Full Force and Effect. Except as provided in this Amendment Number One, the Merger Agreement shall continue in full force and effect in accordance with the provisions thereof.

            14. Governing Law. This Amendment Number One shall be construed, performed and enforced in accordance with the laws of the State of New York, without regard to the conflicts of law principles of such state.

            15. Counterparts. This Amendment Number One may be executed in two or more counterparts, each such counterpart being deemed to constitute one and the same instrument.


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            IN WITNESS WHEREOF, the undersigned have executed this Amendment
Number One as of the date first above written.


                                PHASE II ACQUISITION CORP.


                                By: /s/ Muzzi Mirza
                                   -----------------------------------
                                   Name: Muzzi Mirza
                                   Title: Chairman of the Board, President
                                          and Treasurer

                                TRANSDIGM HOLDING COMPANY


                                By: /s/ Douglas W. Peacock
                                   -----------------------------------
                                   Name: Douglas W. Peacock
                                   Title: Chairman and Chief Executive Officer